Exhibit 12

Travelport Limited

Computation of Ratio of Earnings to Fixed Charges

(dollars in million)

	Year Ended December 31, 2005	January 1 - August 22, 2006	July 13, (Formation Date) - December 31, 2006		Year Ended December 31, 2007
Earnings available to cover fixed charges:

Income (loss) from continuing operations before income taxes, minority interest and equity in earnings of investments	$(119)	$(2,279)	$(152)		$(387)
Plus: Fixed charges	56	50	159		410
Earnings available to cover fixed charges	$(63)	$(2,229)	$7		$23

Fixed Charges:
Interest, including amortization of deferred financing costs	$47	$43	$155		$398
Interest portion of rental payment	8	7	4		12
Total fixed charges	$56	$50	$159		$410
Ratio of Earnings to fixed charges	n/a	n/a	0.04	x	0.06	x

Due to the loss from continuing operations before income taxes, minority interest and equity in earnings of investments for the year ended December 31, 2005 and the period January 1, 2006 through August 22, 2006, the Predecessor’s earnings would have been insufficient to cover fixed charges by $119 million and $2,279 million, respectively.